SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of June, 2004

                        Commission File Number: 000-21742

                              Stolt Offshore S.A.
                 ----------------------------------------------
                 (Translation of registrant's name into English)



                          c/o Stolt Offshore M.S. Ltd.
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F   X             Form 40-F
                                   ---                     ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -----------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -----------

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                No X
                            ---               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ------------

     In accordance with General Instruction B, item (iii), included in this filing of Form 6-K are the following materials regarding an Extraordinary General Meeting of Stolt Offshore S.A., a Luxembourg company, to be held on June 30, 2004:

1. A Shareholders Circular and Notice of Extraordinary General Meeting, dated June 10, 2004, with (i) Letter of the Chairman of Stolt Offshore S.A. dated June 10, 2004 inter alia advising of Extraordinary General Meeting and (ii) Notice of Extraordinary General Meeting.

2. Depositary's Notice (of Citibank, N.A.) re Extraordinary General Meeting of Stolt Offshore S.A.

3. Blank form of front and back Proxy Card/Voting Instructions for American Depositary Shares (ADSs)

     The above materials were mailed on June 10, 2004 by Citibank, N.A. to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of Stolt Offshore S.A.) of record as of June 9, 2004.

     Certain statements contained in the documents furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the terms, conditions and amount of the Company's indebtedness; the Company's ability to restructure its indebtedness and obtain additional bonding facilities; the Company's ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which the Company operates; the Company's relationship with significant customers; the outcome of legal proceedings or governmental inquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      STOLT OFFSHORE S.A.


Date: June 10, 2004                   By: /s/ Alan B. Winsor
                                         ---------------------------------------
                                         Name:  Alan B. Winsor
                                         Title: Attorney-in-Fact

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, legal adviser, accountant, or other institutional adviser immediately.


The Company announced on 3 June 2004 that the Shareholders entitled to vote at the Extraordinary General Meeting are those Shareholders of record as at the close of business on 9 June 2004.



--------------------------------------------------------------------------------


                               STOLT OFFSHORE S.A.

                             Societe anonyme holding
             Registered office: L-1946 Luxembourg, 26, rue Louvigny
                          R.C.S. Luxembourg: B - 43.172

                              SHAREHOLDERS CIRCULAR

                                       and

                     NOTICE OF EXTRAORDINARY GENERAL MEETING


--------------------------------------------------------------------------------




This document should be read as a whole. Your attention is drawn to the letter from the Chairman of Stolt Offshore S.A. which is set forth herein and which recommends you to vote in favour of the resolutions to be proposed at the Extraordinary General Meeting referred to below.

Notice of an Extraordinary General Meeting of Stolt Offshore S.A. to be held at the offices of Services Generaux de Gestion S.A., 23 avenue Monterey, L-2086 Luxembourg at 2.00 p.m. on 30 June 2004 is set out at the end of this document.

This document provides information solely to assist Shareholders in considering how to vote at the Extraordinary General Meeting and is addressed solely to Shareholders. It may not be used or relied upon by any other person. This document does not constitute an offer to sell or a solicitation of an offer to buy any securities of Stolt Offshore S.A.



This document is dated 10 June 2004.

                                    CONTENTS

                                                                            PAGE

Part I:   Letter from the Chairman of Stolt Offshore S.A.                      2



Part II:  Biographies of Proposed Directors                                    3



Notice of Extraordinary General Meeting                                        4




Forward-Looking Statements: Certain statements made in this document may include "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                     PART I

                 LETTER FROM THE CHAIRMAN OF STOLT OFFSHORE S.A.

Stolt Offshore S.A.

[GRAPHIC OMITTED]

Societe Anonyme Holding                   Mailing address:
R.C. Luxembourg B. 43172                  c/o Stolt Offshore M.S. Ltd.
Registered Office:                        Dolphin House
26, rue Lougivny                          Windmill Road
L-1946 Luxembourg                         Sunbury-on-Thames
                                          Middlesex TW16 7HT
                                          United Kingdom



To Stolt Offshore S.A. Shareholders



Dear Shareholder


I am writing to notify you of an Extraordinary General Meeting of Shareholders of Stolt Offshore S.A. (the "Company") to be held on Wednesday, 30 June 2004 at 1400 local time at the offices of Services Generaux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.

The purpose of this meeting is to consider and approve a recommendation of the Board of Directors to elect Mr. George Doremus and Mr. Trond Westlie to the Board of the Company for a term to expire at the next Annual General Meeting of Shareholders, thereby increasing the number of Board members from seven to nine.

Your vote is important. Please sign, date and promptly return the enclosed Proxy Card to ensure that it will be received in time to be voted at the Extraordinary General Meeting.

The Board of Directors of the Company unanimously recommends that you vote for the election of Mr. Doremus and Mr. Westlie to the Board of the Company.


Sincerely,


/s/ Jacob Stolt-Nielsen



Jacob Stolt-Nielsen
Chairman of the Board

             Registered office: L-1946 Luxembourg, 26, rue Louvigny
                          R.C.S. Luxembourg: B - 43.172




                                     PART II

                      BIOGRAPHIES OF NOMINEES FOR DIRECTOR

Mr Trond 0 Westlie


Mr Westlie was Group Executive Vice President and Chief Financial Officer of Aker Kvaerner ASA from 2002 to 2004, Executive Vice President and Chief Financial Officer of Aker Maritime ASA from 2000 to 2002 and Executive Vice President, Business Development for Aker RGI ASA from 1998 to 2000. He holds Bachelor degrees from Handelsakaderniet and Agder Distrikshogskole and he is a State Authorised Public Auditor. Mr Trond Westlie is a Norwegian citizen.



Mr George H Doremus


Mr Doremus is Chief Executive Officer of Gulf Energy Technologies Inc. and Erie Power Technologies/Keystone Energy. He was Executive Vice President, Oil Gas and Process International for Aker Kvaerner ASA from 2001 to 2003 and with the Parsons Corporation from 1991 to 2001 where he was Vice President , Manager of Eastern Hemisphere Projects & Middle Eastern Operations from 1999 to 2001. He has MS and BS degrees in Mechanical Engineering from New Jersey Institute of Technology and an MBA from New York University. Mr George Doremus is a US citizen.

                     NOTICE OF EXTRAORDINARY GENERAL MEETING


                       Stolt Offshore S.A. (the "Company")

                             Societe anonyme holding
             Registered office: L-1946 Luxembourg, 26, rue Louvigny
                          R.C.S. Luxembourg: B - 43.172



NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING OF the shareholders of the Company will be held at the offices of Services Generaux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg at 2:00 pm Luxembourg time on 30 June 2004 which will have the following agenda:

(i) TO INCREASE the number of the members of the Board of Directors of the Company from seven to nine.

(ii) TO ELECT Mr George Doremus and Mr Trond Westlie as new Directors of the Company to hold office until the next Annual General Meeting of Shareholders of the Company and until their respective successors have been duly elected and qualified.

The quorum and majority requirements of the Luxembourg law of 10 August 1915 on commercial companies, as amended, and of the Company's articles of incorporation are applicable to the vote on the proposed resolutions at the aforesaid extraordinary general meeting of the shareholders of the Company and at any adjournments thereof.

The Board of Directors of the Company has determined that Shareholders of record at the close of business on 9 June 2004 will be entitled to vote at the aforesaid extraordinary general meeting of the shareholders of the Company and at any adjournments thereof.



Jacob Stolt-Nielsen

Chairman of the Board

10 June 2004

To ensure shareholders' representation at the extraordinary general meeting of the shareholders of the Company and at any adjournments thereof, Shareholders are hereby requested to fill in, sign, date and return the form of proxy enclosed with the Circular (which may also be obtained from the registered office of the Company) at the latest by 2:00 pm Luxembourg time on 25 June 2004, in the return envelope provided for such purpose. Holders of American Depositary Receipts will receive a separate Depositary's Notice of Shareholders' Meeting of Stolt Offshore S.A. and should comply with the voting instructions and deadline contained therein (which will be prior to that set forth above). The return of the form of proxy form will not affect your right to revoke it or vote in person should you later decide to attend the meeting.

Time Sensitive
  Materials
                             Depositary's Notice of
                            Shareholders' Meeting of
                               Stolt Offshore S.A.
--------------------------------------------------------------------------------
 ADSs: American Depositary Shares, evidenced by American Depositary Receipts ("ADRs").
--------------------------------------------------------------------------------

 ADS CUSIP No.:                  861567105.
 -------------------------------------------------------------------------------

 ADS Record Date:                June 9, 2004.
 -------------------------------------------------------------------------------

 Meeting Specifics:              Extraordinary General Meeting - June 30, 2004
                                 at 2:00 P.M. (local time) at the offices of Services Generaux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.

--------------------------------------------------------------------------------
 Meeting Agenda:                 Please refer to the Company's Notice of
                                 Extraordinary General Meeting enclosed
                                 herewith.
--------------------------------------------------------------------------------
 ADS Voting Instructions         On or before 10:00 A.M. (New York City time) on
 Deadline:                       June 24, 2004.
--------------------------------------------------------------------------------
 Deposited Securities:           Common shares, $2.00 par value per Share, of
                                 Stolt Offshore S.A., a company incorporated
                                 with limited liability under the laws of
                                 Luxembourg (the "Company").
--------------------------------------------------------------------------------
 ADS Ratio:                      1 Common Share to 1 ADS.
--------------------------------------------------------------------------------
 Depositary:                     Citibank, N.A.
 -------------------------------------------------------------------------------
 Custodian of                    Den norske Bank ASA, Oslo, Norway.
 Deposited Securities:
 -------------------------------------------------------------------------------

 Deposit                         Agreement: Amended and Restated
                                 Deposit Agreement, dated as of
                                 July 2, 2002, among the Company,
                                 the Depositary and all Holders and
                                 Beneficial Owners from time to
                                 time of ADRs, evidencing ADSs,
                                 issued thereunder.
 -------------------------------------------------------------------------------

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on June 24, 2004.

     The Company has announced that an Extraordinary General Meeting of Shareholders (the "Meeting") will be held at the date, time and location identified above. A copy of the Notice of Extraordinary General Meeting from the Company which includes the agenda for such Meeting is enclosed.*

     Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

     Voting Instructions may be given only in respect of a number of American Depositary Shares representing an integral number of Shares or other Deposited Securities.

     Please note that Holders and Beneficial Owners must be record holders of the Company's ADSs as of June 2, 2004 to receive the proxy material. Please further note that only those Holders and Beneficial Owners who are record holders of the Company's ADSs as of the close of business on June 9, 2004 are entitled to vote at the Meeting.

     Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities, to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

     The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

     If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).



                   Citibank, N.A., as Depositary





----------------------------
* Pursuant to Section 4.9 of the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to any applicable provisions of the laws of Luxembourg and the Articles of Incorporation of the Company, and the provisions of or governing the Deposited Property, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holders' ADSs.

 The Voting Instructions must be signed, completed and received at the indicated
       address prior to 10:00 A.M. (New York City time) on June 24, 2004 for action to be taken.

2004 VOTING INSTRUCTIONS                              AMERICAN DEPOSITARY SHARES
--------------------------------------------------------------------------------


                       Stolt Offshore S.A. (the "Company")

CUSIP No.:                861567105
ADS Record Date:          June 9, 2004.
Meeting Specifics:        Extraordinary General Meeting - June 30, 2004 at
                          2:00 P.M. (local time) at the offices of Services
                          Generaux de Gestion S.A., 23, avenue Monterey,
                          L-2086 Luxembourg.
Meeting Agendas:          Please refer to the Company's Notice of Extraordinary
                          General Meeting enclosed herewith.
Depositary:               Citibank, N.A.
Deposit Agreement:        Amended and Restated Deposit Agreement, dated as of
                          July 2, 2002.
Deposited Securities:     Common shares, $2.00 par value per Share, of the
                          Company.
Custodian:                Den norske Bank ASA, Oslo, Norway.



The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Shareholders' Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Voting Instructions may be given only in respect of a number of American Depositary Shares representing an integral number of Shares or other Deposited Securities.

Please note that Holders and Beneficial Owners must be record holders of the Company's ADSs as of June 2, 2004 to receive the proxy material. Please further note that only those Holders and Beneficial Owners who are record holders of the Company's ADSs as of the close of business on June 9, 2004 are entitled to vote at the Meeting.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

--------------------------------------------------------------------------------
                                  (DETACH HERE)

|X|  Please mark your vote as in this example                               0000
                                                                            ----

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue.

                                                  FOR    AGAINST     ABSTAIN


                                               1  [ ]      [ ]         [ ]

                                               2  [ ]      N/A         [ ]







SIGNATURE(S)                                                  DATE
           ---------------------------------------------          -------------

Please sign your name to the Voting Instructions exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

--------------------------------------------------------------------------------

                                   DETACH HERE

1. TO INCREASE the number of the members of the Board of Directors of the Company from seven to nine.
2.   TO ELECT Directors of the Company.
     (a)  George Doremus
     (b)  Trond Westlie